Mail Stop 4561

July 17, 2008

Peter M. Carlson
Executive Vice President and Principal Accounting Officer
Wachovia Preferred Funding Corp.
1620 East Roseville Parkway
Roseville, CA 95661

> RE: **Wachovia Preferred Funding Corp.**
> **Form 10-K for the period ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 1-31557**

Dear Mr. Carlson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tom Kluck
Branch Chief

Cc: Lynn Rogers (*via facsimile*)